Room 4561

February 13, 2007

Mr. David B. Dechant
Treasurer and Chief Financial Officer
Computer Software Innovations, Inc.
900 East Main Street, Suite T
Easley, South Carolina 29640

Re: Computer Software Innovations, Inc.
 Post-effective Amendment No. 2 to Registration Statement on Form SB-2
 Filed January 29, 2007
 File No. 333-129842

 Forms 10-QSB for the quarters ended June 30, 2006 and September 30, 2006
 File No. 0-51758

Dear Mr. Dechant:

 This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment No. 2 to Registration Statement on Form SB-2

Item 28. Undertakings

1.   Please provide the applicable undertaking pursuant to Item 512(g) of Regulation S-B. We further note that you have included the undertaking pursuant to Item 512(f) of Regulation S-B. This undertaking does not appear applicable to your offering.

Form 10-QSB for the quarters ended June 30, 2006 and September 30, 2006

Item 8A. Controls and Procedures

2.   We note your disclosure regarding a significant deficiency in your internal control over financial reporting. We further note, however, your disclosures here stating that for each respective period there were no changes in your internal control over financial reporting "[o]ther than as described above." It is not apparent from your disclosures the specific changes to your internal control over financial reporting that occurred during each quarter. We note your disclosure regarding the January 2006 hiring, but your disclosure in your Form 10-KSB for the year ended December 31, 2005 indicates that "continuous improvements will be made in 2006 and 2007." Accordingly, please amend to disclose each change to your internal control over financial reporting pursuant to Item 308(c) of Regulation S-B for the quarters ended June 30, 2006 and September 30, 2006. Further, please revise your disclosure to specify the actions that are necessary to remediate your significant deficiency as well as an estimate of any material costs involved with your remediation efforts.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities Act, the company should furnish a letter acknowledging that:

Mr. David B. Dechant
Computer Software Innovations, Inc.
February 13, 2007
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        William L. Pitman, Esq.
        Seann G. Tzouvelekas, Esq.
        Leatherwood Walker Todd & Mann, P.C.
        Telephone: (864) 240-2494
        Facsimile: (864) 240-2474